Exhibit B

June 22, 2020

Board of Directors (the “Board”)

Yintech Investment Holdings Limited (“Yintech” or the “Company”)

3rd Floor, Lujiazui Investment Tower

No.360 Pudian Road

Pudong District, Shanghai, 200125

People’s Republic of China

Dear Members of the Board of Directors:

Mr. Wenbin Chen, co-founder, Chairman of the Board and Chief Executive Officer of Yintech, Mr. Ming Yan, co-founder and director of Yintech, and Ms. Ningfeng Chen, co-founder and director of Yintech (collectively, the “Buyer Group”, “we” or “us”) are pleased to submit this preliminary non-binding proposal (“Proposal”) to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”) that are not already held by the Buyer Group (the “Acquisition”) in a going private transaction at a proposed purchase price of US$6.80 per American Depositary Share ( “ADS”, each ADS represents 20 Ordinary Shares), or US$0.34 per Ordinary Share, in cash.  We believe that our Proposal provides a very attractive opportunity for the Company’s shareholders to realize substantial and immediate returns.  Key terms of our Proposal include:

1.             Buyer Group.  We intend to form an acquisition company for the purpose of implementing the Acquisition. The Acquisition will be in the form of a merger of the Company with our acquisition vehicle.

2.             Purchase Price.  The consideration payable for each ADS is proposed to be US$6.80, or US$0.34 per Ordinary Share, in cash (in each case other than those ADSs and Ordinary Shares held by the members of the Buyer Group).  Our proposed purchase price represents a premium of approximately 29% to the Company’s closing price on June 19, 2020, and a premium of approximately 21% to the average closing price of the Company during the last 30 trading days.

3.             Funding.  We intend to finance the Acquisition with a combination of equity and debt capital.  Equity and debt financing would be provided by the Buyer Group in the form of rollover equity in the Company and cash contributions from us and other sponsors.  We expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed with the Company.

4.             Process; Due Diligence.  We believe that the Acquisition will provide superior value to the Company’s shareholders.  We recognize that the Company’s Board will evaluate the Acquisition fairly and independently before it can make its determination to endorse it.  Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.             Definitive Agreements.  We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”) while conducting our due diligence.  This proposal is subject to the execution of the Definitive Agreements.  The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.             Confidentiality. We will, as required by law, timely file a Schedule 13D to disclose this Proposal. We believe it would be in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.             Business and Operations of the Company.  We collectively own approximately 68.5% of the Company’s issued and outstanding shares, and remain committed to building and growing the Company after the Acquisition.  In considering our Proposal, you should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already own, and that we do not intend to sell our shares in the Company to any third party.

8.             No Binding Commitment.  This letter does not contain all matters upon which agreement must be reached in order to consummate the proposed Acquisition described above, constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition.  A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.  Nothing herein shall obligate any person to engage in or continue discussions regarding the proposed Acquisition, and any of us may terminate discussions at any time for any reason or no reason.  Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion.  We look forward to hearing from you.

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Sincerely,

Wenbin Chen

/s/ Wenbin Chen

Ming Yan

/s/ Ming Yan

Ningfeng Chen

/s/ Ningfeng Chen